Naked Brand Group Limited
ACN 619 054 938

NOTICE OF ANNUAL GENERAL MEETING

TIME:	10:00 am (Sydney time)

DATE:	16 December 2019

VENUE:	Building 7C, 2 Huntley Street, Alexandria NSW 2015, Australia

NOTICE OF ANNUAL GENERAL MEETING

NOTICE is given that the Annual General Meeting of Naked Brand Group Limited (ACN 619 054 938) will be held at Building 7C, 2 Huntley Street, Alexandria NSW 2015, Australia on Monday, 16 December 2019 at 10:00 am (Sydney time).

BUSINESS OF THE MEETING

Shareholders are invited to consider the following items of business at the Annual General Meeting.

1.	Financial and related reports

Financial and related reports
Description	To receive and consider the draft of the Financial Report of the Company and its controlled entities and the related Directors’ and Auditor’s Reports in respect of the financial year ended 31 January 2019, which would be finalised and signed by BDO, subject to BDO being appointed as auditor of the Company under Resolution 6 set out below.

2.	Election of director - Mr Kelvin Fitzalan

Resolution 1	Election of Mr Kelvin Fitzalan as Director
Description

Mr Kelvin Fitzalan, who was appointed as a non-executive director of the Company on 31 July 2019, retires as a Director at the Meeting and offers himself for election as a Director pursuant to Rule 19.3(h)(i) of the Constitution.

Resolution (Ordinary)

To consider and, if thought fit, to pass, the following resolution as an ordinary resolution:

“THAT, Mr Kelvin Fitzalan, having been appointed as a Director on 31 July 2019, retires as a Director of the Company in accordance with the Constitution and, being eligible and having offered himself for election, be elected as a director of the Company.”

3.	Election of director - Mr Justin Davis-Rice

Resolution 2	Election of Mr Davis-Rice as Director
Description

Mr Davis-Rice, who was appointed as an executive director of the Company on 11 May 2017, retires as a Director at the Meeting and offers himself for election as a Director pursuant to Rule 19.3(h)(i) of the Constitution.

Resolution (Ordinary)

To consider and, if thought fit, to pass, the following resolution as an ordinary resolution:

“THAT, Mr Justin Davis-Rice, having been appointed as a Director on 11 May 2017, retires as a Director of the Company in accordance with the Constitution and, being eligible and having offered himself for election, be elected as a director of the Company.”

4.	Election of director - Mr Paul Hayes

Resolution 3	Election of Mr Hayes as Director
Description

Mr Hayes, who was appointed as a non-executive director of the Company on 19 June 2018, retires as a Director at the Meeting and offers himself for election as a Director pursuant to Rule 19.3(h)(i) of the Constitution.

Resolution (Ordinary)

To consider and, if thought fit, to pass, the following resolution as an ordinary resolution:

“THAT, Mr Paul Hayes, having been appointed as a Director on 19 June 2018, retires as a Director of the Company in accordance with the Constitution and, being eligible and having offered himself for election, be elected as a director of the Company.”

5.	Election of director - Mr Andrew Shape

Resolution 4	Election of Mr Shape as Director
Description

Mr Shape, who was appointed as a non-executive director of the Company on 19 June 2018, retires as a Director at the Meeting and offers himself for election as a Director pursuant to Rule 19.3(h)(i) of the Constitution.

Resolution (Ordinary)

To consider and, if thought fit, to pass, the following resolution as an ordinary resolution:

“THAT, Mr Andrew Shape, having been appointed as a Director on 19 June 2018, retires as a Director of the Company in accordance with the Constitution and, being eligible and having offered himself for election, be elected as a director of the Company.”

6.	Removal of Auditor

Resolution 5	Removal of PwC as Auditor
Description

Under section 329 of the Corporations Act, an auditor of a company may be removed from office by resolution at a general meeting of which 2 months’ notice of intention to move the resolution has been given. Under this section, if a company calls a meeting after the notice of intention has been given, the meeting may pass the resolution even though the meeting is held less than 2 months after the notice of intention is given. The notice of intention to remove PwC is provided to Shareholders with this Notice.

Resolution (Ordinary)

To consider and, if thought fit, to pass, with or without amendment, the following ordinary resolution:

“THAT, for the purposes of section 329 of the Corporations Act and for all other purposes, PricewaterhouseCoopers, be removed as auditor of the Company with effect from the close of the Meeting.”

7.	Appointment of New Auditor

Resolution 6	Appointment of BDO as Auditor
Description

Under section 327D of the Corporations Act, the Company in a general meeting may appoint an auditor to replace an auditor removed under section 329 of the Corporations Act. If PwC is removed under Resolution 2, the Directors propose that BDO be appointed as the Company’s auditor effective from the Meeting. This appointment would be for statutory reporting purposes under the Corporations Act and for the purposes of preparing accounts required to be filed with ASIC. It is noted that BDO has already been appointed in September 2019 by the audit committee of the Company as the Company’s auditor for SEC reporting purposes. The notice of intention to remove PwC as auditor of the Company is provided to Shareholders in Annexure A of this Notice. BDO has given written consent to act as the Company’s auditor in accordance with section 328A(1) of the Corporations Act.

If Resolution 6 is passed, the appointment of BDO as the Company’s auditor will take effect at the close of the Meeting.

Resolution (Ordinary)

To consider and, if thought fit, to pass, with or without amendment, the following special resolution:

“THAT, subject to the passing of Resolution 5, for the purposes of sections 327D and 328B(3) of the Corporations Act, BDO, being qualified to act as an auditor of the Company and having consented to act as the Company’s auditor, be appointed as the Company’s auditor with effect from the close of the Meeting.”

8.	Cancellation of forfeited shares

Resolution 7	Cancellation of forfeited ordinary shares
Description

The Company issued 1,512,099 ordinary shares to certain investors, being High Standard Limited, True Aim Limited and Summit Reliance International Limited, on 19 June 2018. As the conditions of issue were not met (relating to payment of the applicable issue price), the ordinary shares have been forfeited under the terms on which they are on issue. The Company seeks shareholder approval to cancel the foregoing shares pursuant to section 258D of the Corporations Act.

Resolution (Ordinary)

To consider and, if thought fit, to pass, with or without amendment, the following ordinary resolution:

“THAT, in accordance with section 258D of the Corporations Act and for all other purposes, the Company’s share capital be reduced by the cancellation of 1,512,099 ordinary shares that had been issued to High Standard Limited, True Aim Limited and Summit Reliance International Limited and which have been forfeited in accordance with the terms of their issue.”

Voting Exclusion

The Company will disregard any votes cast on this resolution by a person whose shares are to be cancelled, in this case being High Standard Limited, True Aim Limited and Summit Reliance International Limited. However, the Company need not disregard a vote if it is:

(a) a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

(b) the chair of the meeting as proxy for a person entitled to vote, in accordance with a direction on a proxy form to vote as the proxy decides.

9.	Share consolidation

Resolution 8	Share consolidation
Description

The Company proposes to consolidate its share capital through the conversion of every 100 ordinary shares in the Company to one ordinary share in the Company. Under section 254H(1) of the Corporations Act, a company may consolidate its shares if the consolidation is approved by an ordinary resolution of shareholders at a general meeting.

Resolution (Ordinary)

To consider and, if thought fit, to pass, with or without amendment, the following ordinary resolution:

“THAT, in accordance with section 254H(1) of the Corporations Act and for all other purposes, the ordinary shares on issue in the Company be consolidated on the date of the Meeting or another date determined by the Board on the basis of 1 ordinary share for every 100 ordinary shares held, on the terms and conditions outlined in the Explanatory Memorandum, with any fractional entitlements to ordinary shares as a result of the consolidation being rounded up to the nearest whole share.”

QUESTIONS FROM SHAREHOLDERS

In order to provide an equal opportunity for all shareholders to ask questions of the Board, we ask you to submit in writing any questions to the Company. Please send your questions via email or mail to:

Company Secretary

Naked Brand Group Limited

Building 7C, 2 Huntley Street

Alexandria NSW 2015, Australia

agm@nakedbrandgroup.com

Written questions must be received by no later than 10:00am (Sydney time) on 9 December 2019. Your questions should relate to matters that are relevant to the business of the Meeting, as outlined in this Notice and Explanatory Memorandum.

In accordance with the Corporations Act and the Company’s policy, a reasonable opportunity will also be provided to shareholders attending the Meeting to ask questions about, or make comments upon, matters in relations to the Company.

During the course of the Meeting, the Chair will seek to address as many shareholder questions as reasonably practicable, and where appropriate, will give a representative of the auditor the opportunity to answer written questions addressed to it. However, there may not be sufficient time to answer all questions at the Meeting. Please note that individual responses may not be sent to shareholders.

VOTING INFORMATION

Entitlement to vote at the Annual General Meeting

A determination has been made by the Board under Regulation 7.11.37 of the Corporations Regulations 2001 that the persons eligible to vote at the Meeting are those who are registered shareholders of the Company as at 10:00am (Sydney time) on Monday, 11 November 2019, the record date, subject to any applicable voting exclusion.

Eligible shareholders or their proxies and attorneys wishing to vote in person should attend the Meeting and are asked to arrive at least 30 minutes prior to commencement of the Meeting so that their Shareholding may be checked against the register and their attendance recorded.

If you hold your ordinary shares in street name and you wish to vote in person at the Meeting, please contact your bank, broker or other nominee for the procedures necessary to allow you to do so.

Voting by proxy

(a)	A shareholder entitled to attend and vote at the Meeting may appoint one proxy or, if the shareholder is entitled to cast 2 or more votes at the Meeting, 2 proxies, to attend and vote instead of the shareholder.

(b)	Where 2 proxies are appointed to attend and vote at the Meeting, each proxy may be appointed to represent a specified proportion or number of the shareholder’s voting rights at the Meeting.

(c)	A proxy need not be a shareholder of the Company.

(d)	A proxy may be an individual or a body corporate. If a body corporate is appointed, the proxy form must indicate the full name of the body corporate and the full name or title of the individual representative of the body corporate for the Meeting.

(e)	A proxy form accompanies this notice. A return envelope, which requires no postage if mailed in the United States, is enclosed for your convenience. The proxy form also may be returned by email. For the proxy form to be valid it must be signed, dated and received, together with the power of attorney or other authority (if any) under which the form is signed, or a (notarially) certified copy of that power of attorney, by 10:00am (Sydney time) on Sunday, 15 December 2019:

Post to:	Continental Stock Transfer & Trust Co., 1 State Street - Floor 30, New York, NY 10275-0741
Email to:	proxy@continentalstock.com

(f)	A proxy also may be submitted by Internet or by telephone by following the instructions set forth on the proxy form. To be valid, a proxy submitted by Internet or by telephone must be submitted by the date and time set forth on the proxy form.

If you hold your ordinary shares in street name and you wish to vote by proxy, please follow the directions provided to you by your bank, broker or other nominee in order to instruct your bank, broker or other nominee how to vote your shares.

WHETHER OR NOT YOU EXPECT TO ATTEND, YOU ARE REQUESTED BY THE BOARD TO PROMPTLY RETURN THE ENCLOSED PROXY FORM, OR TO SUBMIT YOUR PROXY BY INTERNET OR PHONE. SHAREHOLDERS WHO EXECUTE PROXIES RETAIN THE RIGHT TO REVOKE THEM AT ANY TIME PRIOR TO THE VOTING THEREOF.

PLEASE NOTE: IF YOUR SHARES ARE HELD IN STREET NAME, YOUR BROKER, BANK OR OTHER NOMINEE CANNOT VOTE YOUR SHARES ON NON-ROUTINE ITEMS OF BUSINESS, SUCH AS THE ELECTION OF DIRECTORS, UNLESS YOU INSTRUCT YOUR NOMINEE HOW TO VOTE IN ACCORDANCE WITH THE DIRECTIONS YOU RECEIVE FROM YOUR NOMINEE.

Quorum and Voting Rights

Two or more shareholders present at the Meeting and entitled to vote on a resolution at the Meeting shall constitute a quorum. Each share is entitled to one vote upon all items of business to be acted upon at the Meeting. As of the record date, there were 223,129,002 ordinary shares issued and outstanding.

Required Vote

Approval of an ordinary resolution requires the affirmative vote of a majority of the votes cast. Approval of special resolution requires the affirmative vote of 75% of the votes cast.

Any shares that are not voted (whether by abstention, broker non-vote or otherwise) will have no effect on an ordinary resolution or a special resolution. A “broker non-vote” occurs when your ordinary shares are held in street name and the bank, broker or other nominee does not have authority to vote on an item of business on your behalf. This may occur if the item of business is non-routine, and you do not provide voting instructions to your bank, broker or other nominee.

Revoking a Proxy

You may revoke any proxy by notifying the Company in writing by mail at Building 7C, 2 Huntley Street, Alexandria NSW 2015, Australia, or by email at proxy@continentalstock.com. You also may revoke any proxy by submitting a later-dated proxy or by voting in person at the meeting. Attendance at the Meeting does not alone serve to revoke a proxy. For a written revocation or later-dated proxy to be valid, it must be received by 10:00am (Sydney time) on Sunday, 15 December 2019.

If you hold your shares in street name, please follow the directions provided to you by your bank or broker in order to revoke your voting instructions.

OTHER INFORMATION

Costs

We will bear the cost of preparing, printing, assembling and mailing these materials, the proxy card, and any other material which may be sent to shareholders in connection with our Annual General Meeting. It is contemplated that brokerage houses will forward these materials and the proxy card to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, our officers and regular employees may solicit proxies without additional compensation, by telephone or other electronic means. We may reimburse brokers or other persons holding shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

Important Notice Regarding Availability of Meeting Materials

The Meeting materials, including the notice and explanatory statement, are available at our corporate website, ir.nakedbrands.com. You may also obtain a copy of these materials and the proxy card, free of charge, by contacting us by mail at Building 7C, 2 Huntley Street, Alexandria NSW 2015, Australia, Attention: Company Secretary or by email at proxy@continentalstock.com.

Shareholder Communications with the Board

The Board maintains a process for shareholders to communicate with the Board. Shareholders wishing to communicate with the Board or any individual director must mail a communication addressed to the attention of the Board or the individual director, c/o Naked Brand Group Limited, Building 7C, 2 Huntley Street, Alexandria NSW 2015, Australia. Any such communication must state the number of ordinary shares beneficially owned by the shareholder making the communication. All of such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case we have the authority to discard the communication or take appropriate legal action regarding the communication.

Where You Can Find More Information

We file annual and other reports and documents with the SEC under the Securities Exchange Act of 1934, as amended. Our SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549-1004. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

Proxy voting by the Chair

The Chairman intends to vote all undirected proxies in favour of each Resolution.

Voting by Corporate Representatives

A body corporate may elect to appoint an individual to act as its representative in accordance with section 250D of the Corporations Act, in which case the Company will require a certificate of appointment of the corporate representative executed in accordance with the Corporations Act. The certificate of appointment must be lodged with the Company before the Meeting.

DATED: 15 November 2019

BY ORDER OF THE BOARD OF NAKED BRAND GROUP LIMITED

Justin Davis-Rice

Company Secretary

Explanatory Memorandum

This Explanatory Memorandum and all attachments are important documents and should be read carefully. If you have any questions regarding the matters set out in this Explanatory Memorandum or the preceding Notice, please contact the Company or your professional adviser.

This Explanatory Memorandum has been prepared for Shareholders in connection with the Annual General Meeting of the Company to be held on Monday, 16 December 2019 at 10:00am (Sydney time).

The purpose of this Explanatory Memorandum is to provide Shareholders with information that the Board believes to be material to Shareholders in deciding whether or not to approve the resolutions detailed in the Notice.

1.	Financial and related reports

Financial and related reports
Explanation

Section 317 of the Corporations Act requires the Company’s Financial Report, Directors’ Report and the Auditor’s Report for the financial year ended 31 January 2019 to be laid before the Company’s Annual General Meeting.

The Financial Report contains the financial statements of the consolidated entity consisting of the Company and its controlled entities. A copy of the Company’s draft Financial Report, Directors’ Report and the Auditor’s Report shall be published on the Company’s website at ir.nakedbrands.com prior to the Meeting.

There is no requirement for a formal resolution on this item. However, Shareholders attending the Meeting will be given a reasonable opportunity to ask questions on the reports mentioned in this resolution.

2.	Election of director

Resolution 1	Election of Mr Kelvin Fitzalan as Director
Explanation

Rule 19.2(a) of the Constitution provides that the Directors may appoint any individual to be a Director or to fill a casual vacancy and Rule 19.2(b) provides that such an appointee, who is not a managing director, holds office until the conclusion of the next annual general meeting following his or her appointment. Rule 19.3(h)(i) further provides that a person is eligible for election to the office of a Director at a general meeting if the person is in office as a director immediately before that meeting.

Kelvin Fitzalan was appointed as a non-executive director of the Company on 31 July 2019 pursuant to Rule 19.2(a) of the Constitution and therefore retires as a Director at the Meeting. Mr Fitzalan, being eligible, offers himself for election as a Director pursuant to Rule 19.3(h)(i).

About Mr Fitzalan

Mr Fitzalan is a tax professional with approximately 30 years of experience working with closely held active businesses and their owners across a wide range of industries. He has been a senior partner at Rothsay Chartered Accountants since January 2019. From September 2006 to December 2018, he was a senior partner at PwC Australia. Prior to working at PwC Australia, Mr Fitzalan held roles of increasing responsibility at Deloitte Australia, Arthur Andersen, Nexia Australia and StewartBrown Chartered Accountants. He holds a Master of Taxation (Honours) and a Bachelor of Business from the University of Technology Sydney. He also is a chartered accountant with the Chartered Accountants of Australia and New Zealand and a chartered tax advisor with The Tax Institute (Australia). The Board considers that Mr Fitzalan’s financial expertise makes him well suited to serve as a member of the Board.

Board Recommendation	The Board, with Mr Fitzalan abstaining on making recommendations under Resolution 1, recommends that shareholders vote in favour of this resolution.
Chair’s undirected proxies	The Chair of the Meeting intends to vote all undirected proxies in favour of Resolution 1.

3.	Election of director - Mr Justin Davis-Rice

Resolution 2	Election of Mr Davis-Rice as Director
Explanation

Rule 19.2(a) of the Constitution provides that the Directors may appoint any individual to be a Director or to fill a casual vacancy and Rule 19.2(b) provides that such an appointee, who is not a managing director, holds office until the conclusion of the next annual general meeting following his or her appointment. Rule 19.3(h)(i) further provides that a person is eligible for election to the office of a Director at a general meeting if the person is in office as a director immediately before that meeting.

Justin Davis-Rice was appointed as an executive director of the Company on 11 May 2017 pursuant to Rule 19.2(a) of the Constitution and therefore retires as a Director at the Meeting. Mr Davis-Rice, being eligible, offers himself for election as a Director pursuant to Rule 19.3(h)(i).

About Mr Davis-Rice

Mr Davis-Rice is currently Executive Chairman of Bendon Limited. Prior to becoming Executive Chairman, Mr Davis-Rice served as Chief Executive Officer of Bendon Limited for six years during which he transformed the company through an operational restructuring and a re-engineering of key functional and operational aspects of the business including, supply chain, human resources, design and development, sourcing, wholesale and retail sales. Prior to joining the Company, Mr Davis-Rice co-founded Pleasure State, an intimate apparel company which he merged with Bendon Limited in May 2010. Mr Davis-Rice helped turn Pleasure State into a business with multimillion dollar earnings. Mr Davis-Rice has served as a member of Naked’s board of directors since 11 May 2017. The Board considers that Mr Davis-Rice’s experience in the fashion industry makes him well suited to serve as a member of the Board.

Board Recommendation	The Board, with Mr Davis-Rice abstaining on making recommendations under Resolution 2, recommends that shareholders vote in favour of this resolution.
Chair’s undirected proxies	The Chair of the Meeting intends to vote all undirected proxies in favour of Resolution 2.

4.	Election of director - Mr Paul Hayes

Resolution 3	Election of Mr Hayes as Director
Explanation

Rule 19.2(a) of the Constitution provides that the Directors may appoint any individual to be a Director or to fill a casual vacancy and Rule 19.2(b) provides that such an appointee, who is not a managing director, holds office until the conclusion of the next annual general meeting following his or her appointment. Rule 19.3(h)(i) further provides that a person is eligible for election to the office of a Director at a general meeting if the person is in office as a director immediately before that meeting.

Paul Hayes was appointed as a non-executive director of the Company on 19 June 2018 pursuant to Rule 19.2(a) of the Constitution and therefore retires as a Director at the Meeting. Mr Hayes, being eligible, offers himself for election as a Director pursuant to Rule 19.3(h)(i).

About Mr Hayes

Mr Hayes is a certified public accountant, has been the Vice President Finance for Parfums de Coeur Ltd, a beauty and wellness products concern, since September 2014. From October 2013 to August 2014 he was an independent consultant providing advice to a range of companies in the areas of financial reporting, systems implementation, risk management, and compliance. Through September 2013 and for more than five years previous he was with The Warnaco Group, Inc. in several roles of financial leadership. He has extensive global experience managing and driving growth in a wide range of industries, particularly in the intimate apparel and sleepwear categories through his tenure at Calvin Klein. Mr Hayes is a Certified Public Accountant and led the commercial finance and accounting team for the $500 million Calvin Klein brand business in Europe in his capacity as Chief Financial Officer for the Europe region of The Warnaco Group. Previously, he held senior positions at Nokia Corporation and Deloitte & Touche LLP. Mr Hayes received a BBA from Iona College and an MBA from New York University Leonard N. Stern School of Business. The Board considers that Mr Hayes’ extensive business experiences in the apparel merchandising industries makes him well suited to serve as a member of the Board.

Board Recommendation	The Board, with Mr Hayes abstaining on making recommendations under Resolution 3, recommends that shareholders vote in favour of this resolution.
Chair’s undirected proxies	The Chair of the Meeting intends to vote all undirected proxies in favour of Resolution 3.

5.	Election of director - Mr Andrew Shape

Resolution 4	Election of Mr Shape as Director
Explanation

Rule 19.2(a) of the Constitution provides that the Directors may appoint any individual to be a Director or to fill a casual vacancy and Rule 19.2(b) provides that such an appointee, who is not a managing director, holds office until the conclusion of the next annual general meeting following his or her appointment. Rule 19.3(h)(i) further provides that a person is eligible for election to the office of a Director at a general meeting if the person is in office as a director immediately before that meeting.

Andrew Shape was appointed as a non-executive director of the Company on 19 June 2018 pursuant to Rule 19.2(a) of the Constitution and therefore retires as a Director at the Meeting. Mr Shape, being eligible, offers himself for election as a Director pursuant to Rule 19.3(h)(i).

About Mr Shape

Mr Shape has over 25 years of merchandising, marketing, branding, licensing, and management experience. He also has provided consulting and management services to early stage brands on launching of the brand, creating a marketing plan, establishing distribution models, earning market share, and formulating an exit strategy. Mr Shape is a co-founder of Stran & Company, Inc., a promotional merchandise and marketing agency that provides leading consumer brands with promotional merchandise and marketing support, and has served as its President since September 1996. He is also the founder of Harbor Scientific Consulting, and has served as its President since November 2017. Prior to forming Stran & Company, Inc., he worked at Copithorne & Bellows Public Relations (a Porter Novelli company) as an Account Executive covering the technology industry. Mr Shape received a BA from the University of New Hampshire. The Company believes Mr Shape’s extensive experience in branding and licensing makes him well suited to serve as a member of the Board.

Board Recommendation	The Board, with Mr Shape abstaining on making recommendations under Resolution 4, recommends that shareholders vote in favour of this resolution.
Chair’s undirected proxies	The Chair of the Meeting intends to vote all undirected proxies in favour of Resolution 4.

6.	Removal of Auditor

Resolution 5	Removal of PwC as Auditor
Explanation

Under section 329 of the Corporations Act, an auditor of a company may be removed from office by resolution at a general meeting of which 2 months’ notice of intention to move the resolution has been given. Under this section, if a company calls a meeting after the notice of intention has been given, the meeting may pass the resolution even though the meeting is held less than 2 months after the notice of intention is given. The notice of intention to remove PwC is provided to Shareholders with this Notice.

Resolution 5 therefore seeks shareholder approval to remove PwC as auditor of the Company with effect from the date of the Meeting.

Board Recommendation	The Board recommends that shareholders vote in favour of this resolution.
Chair’s undirected proxies	The Chair of the Meeting intends to vote all undirected proxies in favour of Resolution 5.

7.	Appointment of New Auditor

Resolution 6	Appointment of BDO as Auditor
Explanation

Under section 327D of the Corporations Act, where an auditor of a company is removed from office at a general meeting in accordance with section 329 of the Corporations Act, the company may, by special resolution at that general meeting, immediately appoint an individual, firm or company as auditor of the company if a notice of nomination has been sent to the individual, firm or company in accordance with section 328B(3) of the Corporations Act.

Section 328B(3) of the Corporations Act provides that if a member gives a company notice of the nomination of an individual, firm or company for appointment as auditor of the company, the company must send a copy of the notice to:

(a) each individual, firm or company nominated; and

(b) each auditor of the company; and

(c) each person entitled to receive notice of general meetings of the company,

not less than 7 days before the meeting.

Furthermore, section 328A of the Corporations Act provides that a company must not appoint an individual, firm or company as auditor of the company unless that individual, firm or company has consented, before the appointment, to act as auditor and has not withdrawn that consent before the appointment is made.

If PwC is removed under Resolution 5, the Directors propose that BDO be appointed as the Company’s auditor effective from the Meeting. This appointment would be for statutory reporting purposes under the Corporations Act and for the purposes of preparing accounts required to be filed with ASIC. It is noted that BDO has already been appointed in September 2019 by the audit committee of the Company as the Company’s auditor for SEC reporting purposes. BDO have been selected based upon a consideration of the relative expertise, independence and their proposed fee structure. BDO has deep experience in the Company’s industry and offers a unique value proposition when benchmarked against peer competitors. The notice of intention to remove PwC is provided to Shareholders with this Notice. BDO has given written consent to act as the Company’s auditor in accordance with section 328A(1) of the Corporations Act.

If Resolution 6 is passed, the appointment of BDO as the Company’s auditor will take effect on the date of the Meeting.

Board Recommendation	The Board recommends that shareholders vote in favour of this resolution.
Chair’s undirected proxies	The Chair of the Meeting intends to vote all undirected proxies in favour of Resolution 6.

8.	Cancellation of forfeited shares

Resolution 7	Cancellation of forfeited ordinary shares
Description

The Company issued 1,512,099 ordinary shares to certain investors, being High Standard Limited, True Aim Limited and Summit Reliance International Limited, on 19 June 2018 (Forfeited Shares). As the conditions of issue were not met (relating to payment of the applicable issue price), the ordinary shares have been forfeited under the terms on which they are on issue.

Section 258D of the Corporations Act provides that a company may, by resolution passed at a general meeting, cancel shares that have been forfeited under the terms on which the shares are on issue. The Company seeks shareholder approval to cancel the Forfeited Shares pursuant to section 258D of the Corporations Act.

Following the cancellation of the Forfeited Shares (but before the proposed share consolidation), the Company’s issued capital will consist of 221,616,903 ordinary shares.

Board Recommendation	The Board recommends that shareholders vote in favour of this resolution.
Chair’s undirected proxies	The Chair of the Meeting intends to vote all undirected proxies in favour of Resolution 7.

9.	Share consolidation

Resolution 8	Share consolidation
Explanation

General

The Company proposes to consolidate its share capital through the conversion of every 100 ordinary shares in the Company to one ordinary share in the Company. Under section 254H(1) of the Corporations Act, a company may consolidate its shares if the consolidation is approved by an ordinary resolution of shareholders at a general meeting.

Impact on share capital

Prior to the proposed consolidation and cancellation of shares described above, there are 223,129,002 ordinary shares in the Company. Following the cancellation of shares described above, there are 221,616,903 ordinary shares in the Company and following the proposed consolidation there would be 2,216,169 ordinary shares in the Company.

Warrants

As at the date of this Notice, the Company has warrants on issue in respect of 103,899,733 ordinary shares (Warrants).

The exercise price (or strike price) in respect of the Warrants range from US$0.05 per ordinary share up to US$8.27 per ordinary share, depending on the agreement with the Company and the relevant warrant holder.

Convertible Notes

As at the date of this Notice, the Company has on issue US$8,751,000 in convertible promissory notes (the Notes).

The conversion rates under the Notes range from:

(a)       US$0.90 per ordinary share, in respect of a US$3,320,000 Note that has an interest rate of 10% per annum;

(b)       US$0.05 per ordinary share, in respect of a US$2,261,000 Note that has an interest rate of 20% per annum; and

(c)       US$0.04 per ordinary share, in respect of a US$3,170,000 Note that has an interest rate of 20% per annum. The holder of this Note also holds a warrant to purchase a number of ordinary shares equal to the number of shares issued under the Note at an exercise price of US$0.05. Until December 13, 2019, the holder of the warrant has the right to exchange the warrant for a 5% increase in the balance of this Note.

Both principal and interest under the Notes may be converted.

Legal requirements

Section 254H of the Corporations Act provides that a company may, by resolution passed in a general meeting, convert all or any of its shares into a larger or smaller number.

Fractional entitlements

Not all Shareholders and holders of other securities in the Company will hold that number of ordinary shares or other securities (as the case may be) which can be evenly divided by 100. Where a fractional entitlement occurs, the Company will round that fraction up to the nearest whole ordinary share or other security.

Reasons for the share consolidation

On February 5, 2019, the Company had received a notice from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) stating that, for the prior 30 consecutive business days, the closing bid price for the Company’s ordinary shares had been below the minimum of $1.00 per share required for continued inclusion on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The notification letter stated that the Company would be afforded an initial period of 180 calendar days (or until August 5, 2019) to regain compliance with the minimum bid price requirement. The notification letter also stated that in the event the Company did not regain compliance within the initial 180 day period, the Company could be eligible for additional time.

The Company did not regain compliance with the minimum bid price requirement during the initial 180 calendar day compliance period. However, Nasdaq determined that the Company was eligible for an additional 180 calendar compliance period, or until February 3, 2020. In order to regain compliance during the additional compliance period, the bid price for shares of the Company’s ordinary shares must close at $1.00 per share or more for a minimum of ten consecutive business days. The Company intends to cure the deficiency during the second compliance period by effecting the share consolidation contemplated hereby.

Failure to approve the share consolidation may potentially have serious, adverse effects on the Company and its shareholders. Our ordinary shares could be delisted from Nasdaq because our ordinary shares may continue to trade below the requisite $1.00 per share price needed to maintain our listing in accordance with Nasdaq Listing Rule 5550(a)(2). Our ordinary shares may then trade on the OTC Bulletin Board or other small trading markets, such as the pink sheets. In that event, the ordinary shares could trade thinly as a microcap or penny stock, and may be avoided by retail and institutional investors, resulting in the impaired liquidity of our ordinary shares.

As of the record date, November 11, 2019, our ordinary shares closed at $0.0404 per share on Nasdaq. The share consolidation, if effected, will have the immediate effect of increasing the price of our ordinary shares as reported on Nasdaq, therefore reducing the risk that our ordinary shares could be delisted from Nasdaq.

Our Board strongly believes that the share consolidation is necessary to maintain our listing on Nasdaq. Accordingly, the Board has approved the share consolidation and directed that it be submitted to our shareholders for approval at the Meeting.

Management and the Board has considered the potential harm to the Company and its shareholders should Nasdaq delist our ordinary shares from trading on Nasdaq. Delisting could adversely affect the liquidity of our Common Stock since alternatives, such as the OTC Bulletin Board and the pink sheets, are generally considered to be less efficient markets. An investor likely would find it less convenient to sell, or to obtain accurate quotations in seeking to buy, our ordinary shares on an over-the-counter market. Many investors likely would not buy or sell our ordinary shares due to difficulty in accessing over-the-counter markets, policies preventing them from trading in securities not listed on a national exchange, or other reasons.

In addition, the proposed share consolidation will rationalise the share capital of the Company by reducing the number of ordinary shares issued and outstanding and result in the Company having a more appropriate number of ordinary shares on issue. The Board believes that this may help to make investing in the Company’s shares more attractive to a broader range of institutional and professional investors and other members of the investing public. In addition, low-priced shares may be more prone to speculation, and therefore are generally more volatile as compared to higher-priced shares. Accordingly, the Board believes that the proposed share consolidation will help reduce short-term share price volatility and offset the effects of share-term share price speculation and reduce fluctuations in the Company’s market capitalisation.

Taxation

The summary in this section is general in nature. In addition, particular taxation implications will depend upon the circumstances of each Shareholder. Accordingly, Shareholders are encouraged to seek and rely only on their own professional advice in relation to their tax position. Neither the Company nor any of its officers, employees or advisers assumes any liability or responsibility for advising shareholders about the tax consequences for them from the proposed share consolidation.

The share consolidation will be undertaken in accordance with section 254H of the Corporations Act. Subject only to rounding, there will be no change to the proportionate interests held by each Shareholder in the Company as a result of the consolidation.

The share consolidation will occur through the conversion of every 100 ordinary shares in the Company into one ordinary share in the Company. No capital gains tax (CGT) event will occur as a result of the Company share consolidation and therefore there should be no taxation implications arising for the Company’s shareholders.

Timetable

In Resolution 8 is passed, the Company expects that the share consolidation will take effect promptly following the Meeting. The completion of the share consolidation will be announced by press release and by filing with the SEC a Report of Foreign Private Issuer on Form 6-K.

Board Recommendation	The Board recommends that shareholders vote in favour of this resolution.

Chair’s undirected proxies	The Chair of the Meeting intends to vote all undirected proxies in favour of Resolution 8.

GLOSSARY

In this Notice and the Explanatory Memorandum:

Auditor’s Report	means the auditor’s report on the Financial Report.
BDO	means BDO Audit Pty Ltd.
Board	means the board of Directors.
Company	means Naked Brand Group Limited (ACN 619 054 938).
Constitution	means the constitution of the Company as at the commencement of the Meeting.
Corporations Act	means the Corporations Act 2001 (Cth).
Director	means a director of the Company.
Directors’ Report	means the annual directors’ report prepared under chapter 2M of the Corporations Act for the Company and its controlled entities.
Explanatory Memorandum	means the Explanatory Memorandum attached to the Notice.
Financial Report	means the annual financial report prepared under Chapter 2M of the Corporations Act of the Company and its controlled entities.
Meeting	means the Company’s 2019 Annual General Meeting.
Notice	means this notice of Meeting.
SEC	means the U.S. Securities and Exchange Commission.
Shareholder	means a shareholder of the Company.

Annexure A	Written notice of nomination of auditor

Justin Davis-Rice

Building 7C, 2 Huntley Street

Alexandria NSW 2015

14 November 2019

The Directors

Naked Brand Group Limited

Building 7C, 2 Huntley Street

Alexandria NSW 2015

Dear Sirs

Notice of Intention to Remove PwC as Auditor and Nomination of BDO

I, Justin Davis-Rice, being a director of Naked Brand Group Limited (ACN 619 054 938) (Company), hereby request that the board of directors of the Company convene a meeting to be held at the first available time, to consider and if thought fit, pass resolutions that PwC be removed as auditor of the Company and BDO be appointed as the new auditor of the Company.

In addition, pursuant to section 329(1A) of the Corporations Act 2001 (Cth), I hereby give notice of intention to move the above resolutions.

Yours faithfully

Justin Davis-Rice

Director, Naked Brand Group Limited